UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORs

MEETING HELD ON SEPTEMBER 26, 2013

DATE, TIME AND PLACE:

September 26, 2013 at 12:00, at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The totality of the members of the Company’s Board of Directors, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; the Directors Mr. Conrado Engel, Jesús María Zabalza Lotina, José Manuel Tejon Borrajo and José de Paiva Ferreira; the Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli, and via videoconference the Director Mr. José Antonio Alvarez Alvarez.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

SUMMARY OF THE RESOLUTIONS: Within the scope of a plan to optimize the composition of Santander’s regulatory capital (“Patrimônio de Referência – PR”), the Board of Directors of the Company approved: (a) the filling of a F-3ASR Registration Statement in the U.S. Securities and Exchange Commission – SEC, in the United States of America, which will allow the issuance of one or more series of instruments to compose Tier I and Tier II of the regulatory capital of Santander abroad, in proportion to be determined; (b) the re-filling of part of the 20-F Form with the Securities and Exchange Commission – SEC, due to the change in the method of accounting employee’s benefits, under the terms of the Technical Pronouncement CPC No. 33 from the Accounting Pronouncements Committee, approved by the Resolution CVM No. 695, of December 13, 2012, being these effects retroactively reflected in the financial statements of the 2012, 2011 and 2010 financial years; (c) the submission of a proposal to the Company’s Shareholder’s Meeting for the amendment of item XIII of article 17 of the Company’s Bylaws, so as to authorize the issuance of credit securities and other convertible instruments, as set forth in Law No. 12.838 of July 9, 2013 and CMN Resolution No. 4192, of March 1, 2013; (d) the submission of a proposal to the Company’s Shareholder’s Meeting for the restitution of funds to the shareholders in the amount of R$ 6,000,000,000.00 (six billion reais), under the terms of articles 173 and 174 of Law No. 6404/76, as amended, without reduction of the number of shares; (e) the submission of a proposal to the Company’s Shareholder’s Meeting to, in the future and upon the conclusion of items (a) to (d) indicated above, remove the trade of shares in cents in the stock exchange upon the approval of (i) bonus shares; (ii) amendment to the bylaws in order to reflect the corporate capital’s increase resulting from the capitalization of reserves for the bonus shares; (iii) momentary adjustments in the composition of the Units; (iv) reverse split of shares in the 55:1 ratio; and (v) new amendment to the bylaws in order to reflect the reverse stock split and adjust the Units composition, which shall be composed of one (1) common share and one (1) preferred share.

I certify that this summary confers with the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 27, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer